News Release
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LA-Z-BOY NAMES KISER PRESIDENT AND COO

    MONROE, Mich, October 29, 1997 -- The board of directors of La-Z-Boy Incorporated announced today that Gerald L. Kiser, 50, has been named president, chief operating officer (COO) and member of the board of the nation's leading manufacturer of upholstered furniture. In his new capacity, Kiser will be responsible for the supervision of all operations of the corporation.

    Kiser's promotion followed the recent death of Charles T. Knabusch, president and chairman of La-Z-Boy Incorporated, who led the company from $53 million to more than $1 billion in sales during his tenure at the helm of the company. As part of Knabusch's plan to successfully transfer management of the company to the next generation management group, earlier this year the board elevated Kiser to executive vice president and COO from his former position as vice president of operations.

    The board, in keeping with the management transition plan, named Patrick
H. Norton, 75, to chairman where his primary duties will be to continue to direct the sales and marketing activities of the company and its subsidiaries. To ensure that Knabusch's succession goals are accomplished, Norton will work with Kiser to complete the management transition to the team that will lead the company's aggressive future marketing program.

    In addition, the board promoted Frederick H. Jackson, 69, to executive vice president - finance from vice president of finance. The company's executive committee will continue to include Kiser, Norton and Jackson.

    Kiser's extensive background in the furniture industry includes five years as vice president of operations for Kincaid Furniture Company, a La-Z-Boy subsidiary located in Hudson, N.C. Prior to joining Kincaid, Kiser held the position of case goods division manufacturing manager for Broyhill. He also is currently active in the American Furniture Manufacturers Association.

    Headquartered in Monroe, Mich., La-Z-Boy is the nation's leading manufacturer of upholstered furniture and world's leading producer of reclining chairs. The company employs 11,500 people, has 31 manufacturing facilities in the United States, Canada and Europe, and operates seven independent divisions, including La-Z-Boy Residential; La-Z-Boy Business Furniture Group; Hammary Furniture Company, Kincaid Furniture Company; England/Corsair, Inc.; La-Z-Boy Canada and Centurion Furniture PLC (U.K).